Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal Year
	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
Income before income taxes and cumulative effect of accounting change	$793.9	$141.1	$532.3	$2,095.0	$1,866.5
Add interest expense	411.2	442.4	430.8	446.9	457.2
Add interest on rental expense (a)	258.2	258.6	257.6	242.4	218.7
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(12.6)	7.1	0.2	(20.2)	(31.2)
(Less) add minority interest in subsidiary	(10.1)	(10.4)	(5.5)	—	1.1

Earnings	$1,440.6	$838.8	$1,215.4	$2,764.1	$2,512.3

Interest expense	$411.2	$442.4	$430.8	$446.9	$457.2
Add capitalized interest	19.7	21.9	31.0	25.7	17.0
Add interest on rental expense (a)	258.2	258.6	257.6	242.4	218.7

Fixed charges	$689.1	$722.9	$719.4	$715.0	$692.9

Ratio of earnings to fixed charges	2.09	1.16	1.69	3.87	3.63

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.